

January 14, 2010

American Realty Capital Trust III, Inc.
Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board of Director
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital Trust III, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 20, 2010**
> **File No. 333-170298**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 20

1.  We note your revision to the prospectus in response to comment 20 of our letter dated December 20, 2010. We continue to believe that certain risk factor subheadings state general facts about your business. We note the following subheadings:

    - "Maryland law limits the ability of a third-party to buy a large stake in us and exercise voting power in electing directors," page 27;

    - "We anticipate that our properties will consist primarily of retail properties. Our performance, therefore, is linked to the market for retail space generally," page 41; and

    - "The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income," page 48.

Please revise as necessary to identify briefly in your subheadings the specific risks to you that would result from the noted facts or uncertainties. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

"If you do not agree with the decisions of our board of directors…," page 28

2.  We note your response to comment 21 of our letter dated December 2, 2010 and re-issue the comment, in part. This risk factor addresses risks that affect companies across industries. Please revise to clarify how the risk is specific to you or revise to remove the risk factor.

Management Compensation, page 74

3.  We note your response to comment 28 of our letter dated December 2, 2010 that you will reimburse your advisor for personnel cost, including salaries and benefits, and that you do not believe that Item 402 should be deemed to cover compensation by the advisor, since the named executive officers will devote a substantial portion of their time on activities unrelated to the company. Please provide us a more detailed analysis regarding why Item 402 does not apply when you appear to be reimbursing the personnel costs of your named executive officers.

4.  We note your response to comment 29 of our letter dated December 2, 2010 where you state that you have estimated the maximum amount payable for the financing coordination fee based on the Company's maximum leverage policies. Page 79 does not reflect such revision. As such, we re-issue the comment, in part. Please revise your disclosure to estimate the maximum amount payable for this fee based on your maximum leverage policies or advise. Please note that this comment also applies to the table that starts on page 9.

Receipt of Fees and Other Compensation by American Realty Capital Advisors III, LLC and Its Affiliates, page 89

5.  We note your response to comment 33 of our letter dated December 2, 2010. Please revise your disclosure to clarify that sales commissions, which are based on and deducted from the contract sales price of the property sold, will be paid before shareholders receive a return of capital and a certain level of returns.

Prior Performance Summary, page 114

6. We note your response to comment 38 of our letter dated December 2, 2010. Please tell us whether there have been any major adverse business developments or conditions experienced by any other program or non-program property. In this regard, we note the net losses attributable to American Realty Capital Trust, Inc., ARC Income Properties, LLC and ARC Income Properties II, LLC, disclosed in the prior performance tables. We also note that American Realty Capital trust has paid distributions from offering proceeds and its advisor and property manager have waived significant fees. Please revise or advise.

Item 33. Recent Sale of Unregistered Securities, page II-1

7. We note your response to comment 45 of our letter dated December 2, 2010. Please revise your disclosure to provide all the information, as applicable, required by Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Staff Accountant, Jennifer Monick, at (202) 551-3265 or Kevin Woody, Accounting Reviewer, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Attorney Advisor, Folake Ayoola, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Peter M. Fass, Esq. (*via facsimile*)